# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Qfin Holdings, Inc., CIK 0001741530
CUSIP: 88557W101
Title of class of securities: Class A Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: c/o 7/F Lujiazui Finance Plaza, No.1217 Dongfang Road, Pudong New Area, Shanghai, China (F4), 200122
Date of event which requires filing of this statement: 12/05/2025
Filed by CIK 0001541377
Persons authorized to receive notices and communications: Haiping Li, Esq., c/o 42/F, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong (K3), 100025, 852 3740-4700

## Reporting persons
- Aerovane Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC), other (OO); sole voting power 46,520,952; shared voting power 0; sole dispositive power 46,520,952; shared dispositive power 0; aggregate amount beneficially owned 46,520,952 (17.9% of the class)
  Comment: (1) Representing 39,820,586 Class A Ordinary Shares and 6,700,366 Class A Ordinary Shares in the form of ADSs directly held by Aerovane Company Limited.
  (2) Based on 260,370,224 Class A Ordinary Shares outstanding as of September 30, 2025 as provided by the Issuer.
- Henry Zhiheng Zhou: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 46,520,952; sole dispositive power 0; shared dispositive power 46,520,952; aggregate amount beneficially owned 46,520,952 (17.9% of the class)
  Comment: (1) Representing 39,820,586 Class A Ordinary Shares and 6,700,366 Class A Ordinary Shares in the form of ADSs directly held by Aerovane Company Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou.
  (2) Based on 260,370,224 Class A Ordinary Shares outstanding as of September 30, 2025 as provided by the Issuer.
- Risa Ruoshan Zhou: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 46,520,952; sole dispositive power 0; shared dispositive power 46,520,952; aggregate amount beneficially owned 46,520,952 (17.9% of the class)
  Comment: (1) Representing 39,820,586 Class A Ordinary Shares and 6,700,366 Class A Ordinary Shares in the form of ADSs directly held by Aerovane Company Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou.
  (2) Based on 260,370,224 Class A Ordinary Shares outstanding as of September 30, 2025 as provided by the Issuer.
- Hongyi Zhou (CIK 0001541377): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.00001 per share
Name of issuer: Qfin Holdings, Inc.
Address of issuer's principal executive offices: c/o 7/F Lujiazui Finance Plaza, No.1217 Dongfang Road, Pudong New Area, Shanghai, China (F4), 200122

## Item 2. Identity and Background
Name of person filing:
The second paragraph of Item 2 of the Original 13D Filings is hereby amended and restated as follows:

Aerovane Company Limited is principally an investment holding vehicle and a company organized and existing under the laws of British Virgin Islands. Aerovane Company Limited is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou. The registered address of Aerovane Company Limited is Start Chambers, Wickham's Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original 13D Filing is hereby amended and supplemented by the addition of the following:

From December 2023 to December 2025, Aerovane Company Limited purchased 3,567,778 Class A Ordinary Shares in the form of ADSs in the open market for a total purchase price of approximately $46.1 million, exclusive of any fees, commissions or other expenses. The purchases made in December 2025 aggregated with the prior purchases exceeded 1% of the Class A Ordinary Shares of the Company and triggered filing obligations under Rule 13d-2. The source of funding for such purchases is working capital of Aerovane Company Limited.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original 13D Filing is hereby amended and supplemented by the addition of the following:

From December 2023 to December 2025, Aerovane Company Limited purchased 3,567,778 Class A Ordinary Shares in the form of ADSs in the open market for a total purchase price of approximately $46.1 million, exclusive of any fees, commissions or other expenses. The purchases made in December 2025 aggregated with the prior purchases exceeded 1% of the outstanding Class A Ordinary Shares of the Company and triggered filing obligations under Rule 13d-2. All these open market purchases demonstrate Aerovane Company Limited's confidence in the value of the Issuer.

In December, 2025, Mr. Hongyi Zhou and his children Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou entered into a termination letter, pursuant to which the agreement among them that entitled Mr. Hongyi Zhou to shared voting and dispositive power together with his children relating to the Class A Ordinary Shares (including in the form of ADSs) held by Aerovane Company Limited has been terminated. As such, Mr. Zhou ceased to be deemed to beneficially own any Class A Ordinary Shares (including in the form of ADSs) held directly by Aerovane Company Limited.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The first paragraph of Item 5(a) of the Original 13D Filings is hereby amended and restated as follows:

The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No.5 are hereby incorporated by reference in this Item 5. The information set forth in Item 2 of the Schedule 13D is hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
The first paragraph of Item 5(b) of the Original 13D Filings is hereby amended and restated as follows:

The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No.5 are hereby incorporated by reference in this Item 5. The information set forth in Item 2 of the Schedule 13D is hereby incorporated by reference.

## Signatures
- Aerovane Company Limited: /s/ Huan Hu, Huan Hu/Authorized Signatory (12/05/2025)
- Henry Zhiheng Zhou: /s/ Henry Zhiheng Zhou, Henry Zhiheng Zhou (12/05/2025)
- Risa Ruoshan Zhou: /s/ Huan Hu, Huan Hu/Attorney-in-fact (12/05/2025)
- Hongyi Zhou: /s/ Hongyi Zhou, Hongyi Zhou (12/05/2025)